Egan-Jones Ratings Company ("EJR")

Form NRSRO Annual Certification

Exhibit #4: Organizational Structure Egan-Jones Ratings Company



Board of Directors
Operations
COO
Compliance
DCO
CEO/Ratings
Ratings Review & Policy Committee (RRC)
Business Development
Accountant / Compliance Specialist
Sr. Rating Analysts
Manager, Information Technology
Manager, Modeling
Rating Analysts
Developer
Calcom Tech (Vendor)
Manager, Production
Rating Analysts
EJ Proxy VP
Dir. Operational Development, Curator
Proxy Manager
Proxy Analysts